IMPERIAL

Imperial One Int'l Ltd

03 DEC -9 7:21

82-1257

03045055

28 November 2003

Miss A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the Company's announcement concerning the results of the company's Annual General Meeting lodged with the Australian Stock Exchange Limited on 28 November 2003.

This announcement has been lodged with the securities Commission with respect to the Company's obligation pursuant to Rule 12g3-(b).

Yours faithfully

D.L Hughes
Secretary

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

dlw 12/17

C:\Keseri's Files\David Hughes\IMPERIAL\dh5058km.doc

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2003

TIME: 11:50:41

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A\$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

IMPERIAL

28 November 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

RE: PROCEEDINGS AT ANNUAL GENERAL MEETING

Please be advised that at today's Annual General Meeting of members, the following resolutions were approved:

- Ordinary resolution to re-elect Mr B W McLeod as a director
- Ordinary resolution to ratify the issue of 50,000,000 fully paid ordinary shares at $0.005 per share on 25 August 2003 pursuant to a private placement.

Yours faithfully,

D.L Hughes
Secretary

Imperial Corporation Limited ACN 053 015 606• Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •